Fortuna Reports High-Grade Gold and Silver Values at Tlacolula, Mexico

Vancouver, July 3, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to provide an update of Brownfields exploration results at the San Jose Mine in Oaxaca, Mexico and the Caylloma Mine in Arequipa, Peru.  Two diamond drill rigs are currently operating at the San Jose Mine and four diamond drill rigs are operating in the Caylloma District.  In addition, generative activities have identified significant untested epithermal systems in the Tlacolula area in Oaxaca and in the Cerro Vilafro area at Caylloma.

Dr. Thomas Vehrs, Vice President of Exploration, commented: “The discovery of high-grade gold and silver mineralization at the Tlacolula Project in Mexico is a significant benchmark in our Brownfields exploration program.  We are aggressively advancing the project and look forward to the initiation of drill testing of the Tlacolula vein system in mid-July.”

San Jose Mine Brownfields Exploration, Oaxaca, Mexico

Tlacolula Vein System

Surface mapping and sampling has identified a large and untested low sulfidation epithermal vein system in the Tlacolula area of central Oaxaca.  Fortuna has an option to acquire a 60% interest in the Tlacolula Property from Radius Gold Inc. by making certain cash payments and issuance of shares in the capital stock of Fortuna, and by completing expenditures totaling US$2 million on the property (see Fortuna news release dated Sept. 23, 2009).

Highlights of the surface channel sample results include the following mineralized intervals:

•

CH 136366:

6.30 m averaging 19.34 g/t Au and 986 g/t Ag (open)

•

CH 135709:

9.60 m averaging   0.13 g/t Au and 295 g/t Ag (open)

•

CH 138105:

3.30 m averaging   0.07 g/t Au and 234 g/t Ag

•

CH 135862:

1.00 m averaging   4.28 g/t Au and 367 g/t Ag

•

CH 135820:

1.50 m averaging   0.52 g/t Au and 561 g/t Ag

•

CH 138118:

9.00 m averaging   0.22 g/t Au and 83 g/t Ag (open)

The channel samples are generally oriented sub-perpendicular to the strike of the vein systems and are believed to approximate true widths of the mineralized structures.  For several of the channels, the mineralized intervals are minimum thicknesses as the channels start and/or end in mineralization (indicated as ‘open’ in above highlights).  Two main veins totaling approximately 1,700 meters in strike length have been identified in the project area to-date with on-going exploration focused on the discovery of further extensions of the veins (click to view Tlacolula Project Channel Sample Results).  Drill testing of the Tlacolula mineralized vein system is scheduled to start in mid-July.

Bonanza Vein System

Exploration drilling was initiated in late May on the southeastern extension of the Bonanza vein system at the San Jose Mine.  The drilling is following-up on results of late 2011 exploration drilling which confirmed that the Bonanza vein system remains open along strike to the southeast.

Fortuna’s San Jose Brownfields exploration program for 2012 includes 15,000 meters of diamond drilling in the San Jose mine area and adjoining 58,200 hectare concession land package.

Caylloma Mine Brownfields Exploration, Arequipa, Peru

The Brownfields exploration program at Caylloma includes 24,000 meters of diamond drilling to test high priority silver-rich targets throughout the district.  Drilling is currently being carried out on the Don Luis and San Pedro vein systems.  Additionally, district-scale and detailed mapping and sampling are being carried out to identify and evaluate new targets in the 11,700 ha land package at Caylloma.

Animas/Nancy Vein System

As of late June, Fortuna has completed ten additional exploration drill holes in the Animas vein at Caylloma.  Four of the drill holes (prefix ‘ANIM’) have tested the down-dip extension of the Animas mineralized structure below the 12th level, currently the deepest working level of the mine.  The remaining six drill holes tested the northeastern extension of the Animas structure and nearby Nancy Vein.  Approximately 90% of current production at Caylloma is sourced from the Animas vein system.

 Highlights of the drilling include:

•

ANIM021512

4.65 m avg. 121 g/t Ag, 6.35 % Pb and 5.37 % Zn

•

ANIM022012

5.05 m avg. 106 g/t Ag, 6.90 % Pb and 7.54 % Zn

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ANIS022412

6.75 m avg.   78 g/t Ag, 3.20 % Pb and 3.68 % Zn

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NANS002012

9.55 m avg.   91 g/t Ag, 5.30 % Pb and 7.62 % Zn

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NANS002112

5.20 m avg.   38 g/t Ag, 2.06 % Pb and 5.21 % Zn

Widths reported are drill hole widths with the drill holes generally oriented sub-perpendicular to the strike and inclination of the vein.  True widths are estimated at 80 to 100% of the drill hole widths in general.  Assay results from the drill program are summarized below with length-weighted assay averages reported for the principal mineralized intervals (click to view a drill hole location map and longitudinal sections for the Animas Vein system).

Animas/Nancy vein system assay results:

Hole_Id	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
ANIM021512	102.95	107.60	4.65	121	0.14	6.35	5.37	0.32
ANIM021712	73.60	74.50	0.90	19	0.06	0.95	1.71	0.02
ANIM022012	179.80	180.95	1.15	139	0.27	9.15	18.01	0.26
	184.00	189.05	5.05	106	0.01	6.90	7.54	0.19
ANIM022112	238.45	238.80	0.35	95	0.01	0.56	0.73	0.11
ANIS022212	209.40	231.20	3.80	67	0.05	2.29	3.75	0.65
ANIS022412	126.40	133.15	6.75	78	0.49	3.20	3.68	0.20
NANS001712	224.90	226.50	1.60	60	0.11	0.50	16.02	0.29
NANS001912	118.50	120.85	2.35	183	0.30	2.77	5.56	2.02
	197.15	199.70	2.55	43	0.02	1.54	2.38	0.24
NANS002012	85.20	97.30	12.10	58	0.07	0.47	3.36	0.31
	130.80	140.35	9.55	91	0.07	5.30	7.62	0.25
NANS002112	124.90	130.10	5.20	38	0.02	2.06	5.21	0.23
	157.20	160.95	3.75	36	0.06	1.56	4.35	0.16
	202.15	204.45	2.30	34	6.44	1.14	3.78	0.15

“The Animas drill program has been successful in demonstrating the continuity of the number 3 ore shoot of the Animas Vein system below the 12th level of the mine,” commented Dr. Thomas Vehrs.  “We are also encouraged by the mineralized intercepts encountered in the Animas NE and Nancy areas.  The drilling results from this area will be included in the 2012 Caylloma resource update and will allow for the development of an initial mine plan for the Animas NE and Nancy areas.”

Cerro Vilafro

Detailed surface mapping and channel sampling in the Cerro Vilafro area, located adjacent to the Caylloma plant site, has identified strong silver and gold values associated with a NE-SW trending vein swarm (click to view Cerro Vilafro).  The mineralization is hosted by Cretaceous quartzites and is currently being evaluated as a potential bulk-minable, open-pit target.  While initial sampling has reported high-grade gold and silver values over narrow widths, sampling is currently underway to evaluate the lower grade, quartz veinlet-controlled mineralization in the wallrocks between the main mineralized structures.

Highlights of the surface channel sample results include the following mineralized intervals:

•

CH 503715

0.40 m averaging 3.23 g/t Au and    827 g/t Ag

•

CH 503708

0.40 m averaging 2.14 g/t Au and 2,440 g/t Ag

•

CH 503716

0.95 m averaging 0.83 g/t Au and    459 g/t Ag

•

CH 503726

0.25 m averaging 0.57 g/t Au and    791 g/t Ag

•

CH 503615

0.60 m averaging 0.41 g/t Au and    661 g/t Ag

Initial drill testing of the Cerro Vilafro target is planned for early fourth quarter of 2012.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One half of the core is submitted to the ALS Chemex Laboratory in Lima Peru or Guadalajara, Mexico.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

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Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.